KW 3/7/14

[redacted]

14046242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
RECEIVED
FEB 26 2014
Wash. DC
Section

| SEC FILE NUMBER |
|---|
| 8- 47278 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Julian LeCraw Realty Advisors Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1575 Northside Drive, Building 100, Suite 200
(No. and Street)

Atlanta (City) Ga (State) 30318 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Gattis 404-367-6051
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti, & Wynne, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000 (Address) Atlanta (City) Ga (State) 30328 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/14/14

## OATH OR AFFIRMATION

I, Robert Lee Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Julian LeCraw Realty Advisors, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHY GIDDENS NOTARY EXP. 11/23/2016 PUBLIC COBB COUNTY, GEORGIA

Signature

Chief executive officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JULIAN LECRAW REALTY ADVISORS, INC.

## TABLE OF CONTENTS

HA&W
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Julian LeCraw Realty Advisors, Inc.
Atlanta, Georgia

**Report on the Financial Statements**

We have audited the accompanying financial statements of Julian LeCraw Realty Advisors, Inc. (a Corporation) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Julian LeCraw Realty Advisors, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in pages10 through 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 10 through 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in pages 10 through 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 14, 2014

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

JULIAN LECRAW REALTY ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

## ASSETS

| | | |
|---|---|---|
| **Current assets** | | |
| Cash | $ | 16,376 |
| Prepaid expenses | | 230 |
| Total current assets | | 16,606 |
| Total assets | $ | 16,606 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Current liabilities** | | |
| Accrued expenses | $ | 7,270 |
| Total current liabilities | | 7,270 |
| **Stockholders' equity** | | |
| Preferred stock, no par value, 100,000 shares authorized; none issued and outstanding | $ | - |
| Common stock, $1 par value, 500 shares authorized, issued and outstanding | | 500 |
| Additional paid-in capital | | 316,724 |
| Accumulated deficit | | (307,888) |
| Total stockholders' equity | | 9,336 |
| Total liabilities and stockholders' equity | $ | 16,606 |

See accompanying notes to the financial statements

JULIAN LECRAW REALTY ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Revenues | $ - |
| Expenses: | |
| Escrow fees and service charges | 845 |
| Registration fees | 1,500 |
| Professional fees | 7,562 |
| Overhead allocation | 7,740 |
| Outside services | 3,676 |
| Other | 93 |
| Total expenses | 21,416 |
| Loss before income taxes | (21,416) |
| Income tax provision | - |
| Net loss | $ (21,416) |

See accompanying notes to the financial statements

JULIAN LECRAW REALTY ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

| | Common Stock | | Additional Paid-In | Accumulated | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Total |
| Balance, January 1, 2013 | 500 | $ 500 | $ 293,984 | $ (286,472) | $ 8,012 |
| Contribution of capital | - | - | 22,740 | - | 22,740 |
| Net loss | - | - | - | (21,416) | (21,416) |
| Balance, December 31, 2013 | 500 | $ 500 | $ 316,724 | $ (307,888) | $ 9,336 |

See accompanying notes to the financial statements

# JULIAN LECRAW REALTY ADVISORS, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (21,416) |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Overhead expenses paid by stockholder in lieu of capital contributions | 7,740 |
| Increase in prepaid expenses | (230) |
| Increase in accrued expenses | 20 |
| Total adjustments | 7,530 |
| Net cash used by operating activities | (13,886) |
| Cash flows from financing activities: | |
| Contribution of capital | 15,000 |
| Net increase in cash | 1,114 |
| Cash, beginning of year | 15,262 |
| Cash, end of year | $ 16,376 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | |
|---|---|
| Noncash financing activity: | |
| Capital contributions | $ 7,740 |

See accompanying notes to the financial statements

**Note A**
**Summary of Significant Accounting Policies**

Nature of Operations:

Julian LeCraw Realty Advisors, Inc. (the "Company"), a Georgia corporation incorporated on April 27, 1994, was formed as a broker/dealer to sell interests in real estate limited partnerships sponsored by an affiliate. The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company does not maintain customer accounts.

Basis of Accounting:

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Fair Values of Financial Instruments:

Financial instruments are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Contingencies:

The Company has no commitments or contingencies as of December 31, 2013.

Income Taxes:

The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Income taxes consist of deferred taxes related primarily to loss carryforwards, net of a valuation allowance.

**Note A**
**Summary of Significant Accounting Policies (Continued)**

The applicable accounting standards for uncertain income tax positions state that a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at December 31, 2013.

The Company is no longer subject to income tax examinations for calendar years up to and including 2009.

At December 31, 2013, the Company has net operating loss carryforwards for tax purposes of $91,289, which expire beginning in 2029. A deferred tax asset of $18,258 at December 31, 2013 is recognized for deductible temporary differences, related primarily to the net operating loss carryforwards. Due to the uncertainty of the realization of the deferred tax asset, the Company has recorded a valuation allowance of $18,258 to fully reserve the balance at December 31, 2013.

**Note B**
**Related Party Transactions**

The Company is operated out of the office of one of its stockholders (the "affiliate"). Occupancy, compensation and commission expenses are not charged by the affiliate to the Company. Further, the Company does not charge or collect commissions for its services in marketing affiliated limited partnership offerings. However, the affiliate charges the Company for allocated overhead expenses and contributes the allocated amount to the Company as additional paid in capital. The amount allocated and contributed totaled $7,740 during 2013. The Company is dependent on fee income and capital contributions from its owners and their affiliates to maintain compliance with net capital requirements.

**Note C**
**Net Capital**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $9,106, which was $4,106, in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.80 to 1.

**Note D**
**Exemption from Rule 15c3-3**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

**Note E**
**Subsequent Events**

The Company has evaluated events and transactions that occurred between December 31, 2013 and February 14, 2014, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. The Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION:

# JULIAN LECRAW REALTY ADVISORS, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2013

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total stockholders' equity | $ | 9,336 |
| Deduct nonallowable assets: | | |
| Prepaid expenses | $ | 230 |
| NET CAPITAL | $ | 9,106 |
| COMPUTATION OF NET CAPITAL REQUIREMENT: | | |
| Aggregate indebtedness | | |
| Accrued expenses | $ | 7,270 |
| Total aggregate indebtedness | $ | 7,270 |
| Computation of basic net capital requirement | | |
| Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ | 5,000 |
| Net capital in excess of minimum requirements | $ | 4,106 |
| Ratio of aggregate indebtedness to net capital | | 0.80 |

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013. Therefore, pursuant to Rule 17a-5(d) (4), no reconciliation is necessary.

See independent auditors' report

JULIAN LECRAW REALTY ADVISORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Exemption under Rule 15c3-3, section (k)(2)(i) is claimed, as JULIAN LECRAW REALTY ADVISORS, INC. does not hold funds or securities for, or owe money or securities to, customers.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

See independent auditors' report

HA&W
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Stockholders of
Julian LeCraw Realty Advisors, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of Julian LeCraw Realty Advisors, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1) (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia

February 14, 2014